SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

In Aug/26 ( ) ( x ) Group and Related Persons ( x ) Controlling Shareholders ( ) Board of Directors ( ) Management Quantity Securities/Derivatives Securities Characteristics Intermediate Operation Day Quantity Price Volume (R$) Quantity In Aug/26 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 438.761.574 123.055.912 438.761.574 123.055.912 Share Trading in the month Closing Balance Securities Characteristics Quantity Securities/Derivatives Share Securities/Derivatives Share CONSOLIDATED FORM Opening Balance ( ) Technical or Advisory Bodies ( ) Fiscal Council Company’s Name: Braskem S.A. Securities Characteristics Class “A” Preferred Share Common Share Trading in the month Closing Balance Securities Characteristics Securities/Derivatives Share Share Securities/Derivatives Share the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Share Common Share 1 Share Class “A” Preferred Share 250 ( ) Fiscal Council ( ) Technical or Advisory Bodies Company’s Name: Braskem S.A. Common Share Class “A” Preferred Share Opening Balance Securities Characteristics Quantity Common Share 1 Class “A” Preferred Share 250 In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( x ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Structured Transaction Certificates Preferred Share 19.557 12.702 1 19.557 12.702 1 23.725 121 23.725 121 Trading in the month Opening Balance Securities Characteristics Class “A” Preferred Share Agribusiness Receivables Certificates Closing Balance Securities Characteristics Class “A” Preferred Share Agribusiness Receivables Certificates Quantity Quantity Securities Characteristics Common Share Preferred Share Structured Transaction Certificates Quantity no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( ) Fiscal Council ( ) Technical or Advisory Bodies Company’s Name: Braskem S.A. ( ) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Securities Characteristics Quantity Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Common Share Trading in the month Closing Balance Share Share Share Share Derivatives Securities/Derivatives Share Share Derivatives Securities/Derivatives Securities/Derivatives Share Securities/Derivatives Share In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 813 2.714 203 813 2.714 Share Class “A” Preferred Share 0 Securities Characteristics Quantity Common Share Class “A” Preferred Share Trading in the month Closing Balance Securities Characteristics Quantity Share Common Share 0 0 0 203 Quantity no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: Braskem S.A. (x) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Other Securities/Derivatives no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( ) Fiscal Council ( ) Technical or Advisory Bodies Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Securities Characteristics Debentures Real Estate Receivables Certificates Preferred Share Opening Balance Trading in the month Closing Balance Securities Characteristics Debentures Quantity Securities/Derivatives Share Securities/Derivatives Share Securities/Derivatives Debentures Debentures Other Share Real Estate Receivables Certificates Preferred Share Share In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In Aug/26 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Characteristics Intermediate Operation Day Quantity Price Volume (R$) 5.300 5.300 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Quantity Share Class “A” Preferred Share Company’s Name: Braskem S.A. ( ) Fiscal Council (x) Technical or Advisory Bodies Opening Balance Securities Characteristics Quantity Class “A” Preferred Share Trading in the month no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Fiscal Council ( ) Technical or Advisory Bodies Securities Characteristics Preferred Share Securities Characteristics Preferred Share Closing Balance Opening Balance Quantity Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Quantity Trading in the month 300 300 Share Closing Balance Securities/Derivatives Securities Characteristics Securities/Derivatives Share Share no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Securities/Derivatives Securities/Derivatives In Aug/26 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) 10.000 10.000 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Securities/Derivatives Securities Characteristics Quantity Share Preferred Share Share Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS ( ) Fiscal Council (x) Technical or Advisory Bodies Opening Balance Securities Characteristics Quantity Preferred Share Trading in the month Closing Balance Securities/Derivatives

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.